MidAmerican Energy Company
P.O. Box 657
Des Moines, Iowa 50303-0657

June 20, 2007

VIA EDGAR AND FACSIMILE

Mr. William Thompson
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	MidAmerican Funding, LLC, File No. 333-90553
MidAmerican Energy Company, File No. 333-15387
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007

Dear Mr. Thompson:

This correspondence is being filed in response to the additional comment received from the staff of the U.S. Securities and Exchange Commission (“Commission”) by letter dated June 12, 2007 (“Comment”) with respect to MidAmerican Funding, LLC and MidAmerican Energy Company (collectively, the “Company”) and their Form 10-K for the fiscal year ended December 31, 2006 (“Form 10-K”) and their Form 10-Q for the fiscal quarter ended March 31, 2007 (“Form 10-Q”). The numbering below corresponds to the numbering of the Comment, which has been incorporated into this response letter in italics.

Mr. William Thompson
June 20, 2007

Form 10-K for Fiscal Year Ended December 31, 2006

Note (8) Long-Term Debt, page 104

1.
We have considered your response to comment 2 in our letter dated May 21, 2007. However, there are no exceptions to the requirement in Rule 3-16 of Regulation S-X to file financial statements for each affiliate whose securities constitute a substantial portion of the collateral for any class of registered securities. In this regard, please file an amendment that includes the financial statements of MHC, Inc. in accordance with the guidance cited above.

Response:  The Company respectfully acknowledges the comment and will file an amendment to its Form 10-K for the fiscal year ended December 31, 2006 that includes the financial statements of MHC Inc. in accordance with the requirement of the cited rule. The amendment is being filed contemporaneously with the filing of this response. The Company will also include the financial statements of MHC Inc. in its future annual filings.

The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosures in its filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please advise us if we can provide any further information to facilitate your review. Please direct any further questions or comments concerning this response letter to me at 515.281.2979.

Sincerely,

/s/ Thomas B. Specketer
Thomas B. Specketer
Vice President and Controller
MidAmerican Energy Company